

April 15, 2014

Via E-mail
Thomas E. Long
Executive Vice President and Chief Financial Officer
Regency Energy Partners LP
2001 Bryan Street, Suite 3700
Dallas, TX 75201

> **Re: Regency Energy Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 25, 2014**
> **File No. 333-194799**

Dear Mr. Long:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation by Reference, page 48

1.   We note that you have incorporated by reference the Form 8-K/A filed on March 14, 2014, and that the Form 8-K/A incorporates by reference historical financial statements of PVR Partners, L.P. from PVR Partners' Form 10-K for fiscal year ended December 31, 2013, filed February 28, 2014. Please revise your disclosure to clarify, if true, that you are incorporating by reference the historical financial statements of PVR Partners from PVR Partners' Form 10-K. Refer to Rule 411(d) of the Securities Act.

Exhibit 5.1. Legality Opinion

2.   We note that the opinion refers to the sale of "up to 4,040,071" common units. By contrast, on the cover of the prospectus, you refer to the sale of "[u]p to 4,040,471"

common units. If the number of units is stated incorrectly in the opinion, please obtain a revised legality opinion correcting the error.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief